April 15, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-09-11

QUATERRA PROVIDES STATUS REPORT AT SW TINTIC, UTAH AND
PEG LEG, ARIZONA

VANCOUVER, B.C. — Quaterra Resources Inc. today reports that Freeport-McMoRan Mineral Properties Inc. (FMMP) has completed geophysical surveys, surface sampling and mapping, and two phases of drilling on the Southwest Tintic Project located 94 kilometers southwest of Salt Lake City, Utah.

The work has identified a large alteration system, but copper intercepts are typically low grade and narrow. The cost of this work was approximately US$2.25 million. FMMP has fulfilled its obligation to spend US$2 million on exploration by August 29, 2011 and is currently analyzing results to identify additional drill targets.

FMMP completed a total of seven reverse circulation and three diamond core holes, for a total of 4,323 meters, to depths ranging from 122 meters to 1265 meters. Widespread propylitic and quartz-sericite-pyrite, and lesser biotite alteration were intersected, containing generally narrow intervals of low-grade copper mineralization. Drill hole STFM-3 (TD 378 meters) intersected 34 meters of 0.20% Cu starting at 52 meters depth in the Diamond Gulch area, underlain by a zone of weak associated biotite alteration prior to going back into sericite-chlorite-pyrite alteration in lower part of the hole. Elsewhere, hole STFM-1 intersected 15 meters of 0.22% Cu starting at 107 meters within pyritic, advanced-argillic altered volcanic rocks, followed by quartz-sericite and biotite alteration with isolated short intervals containing 0.1 -0.3% Cu.

FMMP has the exclusive right and option to acquire a 70% ownership interest in the Tintic project by making staged exploration expenditures on behalf of the Company totaling US$4.725 million by August 29, 2013. All future exploration expenditures and the property payments under the Earn-In Agreement are optional.

The Company also announced that FMMP has terminated its option on the Peg Leg copper project in southeast Arizona after drilling one combination rotary/core hole to a depth of 4,157 feet to test a deep IP anomaly. FMMP had an option to acquire 70% of the Peg Leg project subject to certain spending commitments. The project will now revert entirely to Quaterra and the Company will review the FMMP data before deciding if additional work is warranted.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,

“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2746 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.